ALLIED GOLD LIMITED
ACN 104 855 067

9 October 2008

Company Announcements Office
Australian Stock Exchange Ltd

"This press release is not for dissemination in the United States and shall not be disseminated to United States news services."

FURTHER SIGNIFICANT GOLD INTERSECTIONS AT SOROWAR & PIGIPUT

HIGHLIGHTS

Allied Gold Limited is pleased to announce further significant results from the Sorowar area, from extensional drill programs located out side the current pit, and infill drilling within specific areas of the pit.

Allied also wishes to announce preliminary results from a deep diamond cored hole drilled at Pigiput, targeting sulphide mineralisation.

- **Exploration drilling south east of the current Sorowar deposit continues to intersect significant gold mineralisation outside of the current pit design. Notable results from the latest assays received include:**
    1. **Drillhole RC1627**
        - **13m at 3.81g/t gold from surface,**
        - **25m at 11.6g/t gold from 95m, including**
        - **11m at 24.6g/t gold from 95m, including**
        - **6m at 42.9g/t gold from 98m, including**
        - **1m at 166 g/t gold from 100m**
    2. **Drillhole RC1628**
        - **19m at 1.91g/t gold from 39m, including**
        - **10m at 3.07g/t gold from 45m,**
        - **8m at 4.76g/t gold from 96m, including**
        - **1m at 18.2g/t gold from 96m**
    3. **Drillhole RC1629**
        - **10m at 2.53 g/t gold from 58m, including**
        - **1m at 11.5g/t gold from 63m,**
        - **27m at 9.75g/t gold 75m, including**

- 13m at 18.7g/t gold from 89m, including
- 3m at 44.6g/t gold from 91m

- Recent results from infill drilling within the Sorowar pit that are targeting areas currently defined as "inferred resource", has intersected significant gold mineralisation. The best results includes:

1. Drillhole RC1700
   - 24m at 1.61g/t gold from 7m
2. Drillhole RC1702
   - 19m at 7.59g/t gold from 2m, including
   - 5m at 20.6g/t gold from 10m
3. Drillhole RC1704
   - 6m at 1.26g/t gold from 15m
   - 9m at 1.34g/t gold from 25m, including
   - 2m at 4.38g/t gold from 27m
   - 10m at 2.64g/t gold from 70m, including
   - 7m at 3.59g/t gold from 73m, including
   - 1m at 16.0g/t gold from 79m
4. Drillhole RC1707
   - 23m at 2.26g/t gold from 46m
   - 8m at 4.78g/t gold from 92m
5. Drillhole RC1713
   - 15m at 1.13g/t gold from surface
   - 11m at 4.20g/t gold from 19m, including
   - 1m at 14.9g/t gold from 20m
   - 17m at 4.12g/t gold from 41m, including
   - 1m at 12.2g/t gold from 52m, and
   - 1m at 10.1g/t gold from 55m
6. Drillhole RC1715
   - 22m at 1.78g/t gold from 28m, including
   - 2m at 4.04g/t gold from 29m, and
   - 13m at 2.14g/t gold from 36m
7. Drillhole RC1716
   - 25m at 1.88g/t gold from 24m, including
   - 10m at 2.94g/t gold from 37m

- A broad zone of gold mineralisation consisting of 95.7m at 1.79g/t gold from 83.3m has been intersected in drillhole SDH011 at Pigiput.

- **A resource upgrade of the Sorowar area has commenced and results will be available in October, to be followed by a reserve estimate to be completed in late November, early December.**

- **Barrick Gold has advised that diamond core drilling will commence mid October at the Tupinda gold-copper prospect on Big Tabar Island, and an airborne EM survey that will cover the entire Tabar Island Group, will commence in early November.**

Exploration at SE Sorowar to-date totals 3,707 metres of drilling across 37 holes covering a distance of approximately 400 metres from the current pit. Extensional drilling in this area has resulted in significant gold intersections which contribute to additional oxide and sulphide resources. Current published, measured, indicated and inferred oxide resources at Sorowar are 17.5 million tonnes of oxide material at an average grade of 1.21 g/t gold for 681,000 contained ounces (using a lower cut off grade of 0.50g/t) over a strike length of approximately 700m.

Recent drilling intercepts define a contiguous high grade zone of gold mineralisation identified by drill holes RC1627, RC1628 and RC1629, as listed in the highlights above, and illustrated on the included plan (Figure 1) and cross-section (Figure 2). Additional details are shown in the table attached. It is important to note that all of these holes ended in mineralisation. Three deep diamond drill holes are planned to test the zone between and below RC1629 and RC1627, and between and below RC1627 and MN002. Note also that drillhole MN002 did not reach planned depth due to poor ground conditions and also ended in mineralisation.

An updated Mineral Resource estimate for the Sorowar deposit is in progress, which will include the SE Sorowar area, and the previously released NW Sorowar and West Sorowar extensions. The updated resource estimate is due to be completed during October 2008.

The current Sorowar pit shell contains approximately 922kt of inferred resource grading 1.50g/t gold. A drill program was initiated in July to drill additional holes in these areas to provide sufficient sample density to qualify for inclusion in the Ore Reserves. The program consists of approximately 3,000 metres of drilling involving 38 holes. The locations of holes for which we have received assays are reported in this release and indicated on the included plan (Figure 1). To date there are still 6 holes to be drilled but timing to access these remaining sites is dictated by the current mining operations and these remaining holes will be drilled sometime in the future.

To date assays results from 18 of the 36 holes have been received and there have been some significant gold intersections as listed in the highlights and in the attached Sorowar gold intercept report table that is attached. Once all the assay results have been received they will be incorporated in into the new Sorowar resource model in early November and will form part of the data set that will be used to carry out an updated reserve estimate for Sorowar. This work is being carried out by Golder Associates in Perth.

Results have been received from a deep diamond hole (SDH011) drilled at Pigiput to a total depth of 301.07m as part of the Pigiput sulphide drill program. The hole was sited north of the current defined Pigiput sulphide zone and south of the SE Sorowar area, and is illustrated in the included plan (Figure 3). Assays indicate a broad zone of gold mineralisation of approximately 96m down hole length, grading 1.79g/t gold from 83.3m and including 7.9m at 8.57g/t gold from 134.1m and within this same intercept 2.9m at 19.3g/t gold from 134.1m. Additional assay details are shown in the table attached. This is a significant thick intersection and is located approximately 320 metres south-west of drillholes RC1627 to 1629, and MN002 as reported above.

Capital Drilling have been contracted by Barrick to carry out helicopter supported diamond drilling within Allied's exploration tenement covering the Tabar Island Group. The drill equipment is now in PNG and will be transported to Tabar Island in early October and will commence drilling initially at the Tupinda gold-copper prospect on Big Tabar Island. Prior reconnaissance work carried out by Allied included mapping and surface sampling, and ground geophysical surveys (IP). Barrick has completed additional mapping and surface sampling to generate drill target sites.

Barrick will commence an airborne geophysical survey (EM) in November. The survey will cover all the islands in the group including Simberi. The survey transmitter and receiving equipment will be flown over the ground in a north-south direction at low level by helicopter on 400m line spacing. The survey method will indentify electrically resistant zones that may be associated with silicification and gold mineralisation.

For enquiries in connection with this release please contact:

Allied Gold Limited
+61 8 9353 3638 phone
+61 8 9353 4894 fax
info@alliedgold.com.au e-mail

Competent Persons

The information in this Stock Exchange Announcement that relates to project financial modelling, mining, exploration and metallurgical results, together with any related assessments and interpretations, has been approved for release by Mr. R. Hastings, MSc, BSc. M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Hastings consents to the inclusion of the information contained in this ASX release in the form and context in which it appears

The information in this Stock Exchange Announcement that relates to Mineral Resources estimates has been compiled by Mr S Godfrey of Golder Associates who is a Member of the Australasian Institute of Mining and Metallurgy. Mr Godfrey has had sufficient experience in Mineral Resource estimation relevant to the style of mineralisation and type of deposit under consideration to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Godfrey consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.


44,000 mE
44,500 mE
N
500m
NW SOROWAR
Existing Sorowar Pit Outline
Haul Road
Drillhole Collars - New Results
Drillhole Collars - Previous Drilling
210,500 mN
210,000 mN
209,500 mN
Sorowar Pit
SOROWAR WEST
SE SOROWAR
RC1713
RC1714
RC1709
RC1708
RC1716
RC1715
RC1703
RC1704
RC1706
RC1711
RC1597
RC1702
RC1701
RC1598
RC1599
RC1700
RC1630
RC1629
RC1628
RC1632
RC1533
RC1510
RC1627
RC1509
RC1634
RC1633
MN002
ALLIED GOLD LTD
SIMBERI GOLD PROJECT - SOROWAR
LATEST RESULTS - September 2008
Figure 1

Figure 1: Schematic map of the current Sorowar pit outline, illustrating the SE Sorowar area with drillhole locations and cross-section location. Infill drillholes within the pit targeting "inferred mineralisation" are also shown.


SE SOROWAR - SCHEMATIC SECTION
A
A'
N
OXIDE
SULPHIDE
RC1630
RC1533
RC1629
RC1628
RC1510
RC1627
RC1509
MN002
30m@1.75g/t
23m@1.54g/t incl 1m@11.5g/t
27m@9.75g/t incl 13m@18.7g/t
19m@1.91g/t incl 1m@9.76g/t
6m@3.36g/t
8m@4.76g/t incl 1m@18.2g/t
18m @ 2.93g/t
11m@1.27g/t
27m@1.42g/t
6m@4.09g/t
25m@11.6g/t incl 11m@24.6g/t
31m@1.21g/t
50m
Au assay > 0.5 grams per tonne
Figure 2

Figure 2: Cross-section A-A' showing drillholes and gold mineralised intercepts.


209,500 mN
209,250 mN
44,500 mE
44,750 mE
N
SE SOROWAR
ALLIED GOLD LTD
SE SOROWAR - PIGIPUT AREA
SDH011 HOLE LOCATION
Monun Creek
100m
SDH011
SULPHIDE TARGET
PIGIPUT NORTH
Sulphide Ore Outline
@ 75m RL
Ropecon Path
SDH011
Drillhole Collars July 2007 - Present
Figure 3

Figure 3: Location plan, drillhole SDH011

SE SOROWAR GOLD INTERCEPT REPORT

Hole ID	TIG North (m)	TIG East (m)	RL (m)	Dip/Azi°	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Oxidation
RC1627	209517.4	44600.6	171.4	-80/135	0	18	18	2.93	OX
SE Sorowar				Including	0	13	13	3.81	OX
					80	84	4	1.07	SU
					95	120	25	11.6	SU
				Including	95	106	11	24.6	SU
				Including	98	104	6	42.9	SU
				Including	100	101	1	166	SU
				and	110	120	10	1.74	SU
RC1628	209556.4	44568.9	177.0	-90/000	0	11	11	0.77	OX
SE Sorowar					39	58	19	1.91	OX TR
				including	45	55	10	3.07	OX TR
				including	52	53	1	9.76	OX
					76	82	6	3.36	SU
					96	104	8	4.76	SU
				including	96	97	1	18.2	SU
					110	118	8	0.64	SU
RC1629	209569.4	44559.5	178.2	-90/000	0	4	4	0.57	OX,TR
SE Sorowar					42	46	4	0.64	OX,TR
					49	72	23	1.54	OX,TR,SU
				Including	58	68	10	2.53	OX,TR,SU
				Including	63	64	1	11.5	OX
					75	102	27	9.75	SU
				Including	75	77	2	1.49	SU
				and	81	84	3	3.40	SU
				and	89	102	13	18.7	SU
				Including	91	94	3	32.2	SU
				and	97	100	3	44.6	SU
					114	120	6	0.70	SU
RC1630	209592.2	44517.9	187.2	-90/000	63	65	2	0.59	SU
SE Sorowar					51	53	2	0.80	SU
					59	63	4	1.54	SU
				Including	59	60	1	3.73	SU
					66	80	14	1.47	SU
				Including	66	72	6	2.14	SU
				and	75	76	1	4.56	SU
					98	105	7	0.91	SU
RC1631	209585.2	44487.4	174.3	-60/045	8	19	11	0.59	SU
SE Sorowar					52	53	1	4.15	SU
					62	68	6	1.30	SU
					97	100	3	2.78	SU
RC1632	209547.8	44429.8	138.6	-60/045	4	9	5	0.52	OX SU
SE Sorowar					17	30	13	0.72	TR SU
				including	26	29	3	1.21	TR SU
RC1633	209455.8	44553.9	118.9	-60/045	0	8	8	1.10	OX,SU
SE Sorowar					63	85	22	0.66	SU
					107	119	12	1.00	SU
				Including	115	117	2	2.31	SU
RC1634	209478.2	44451.2	130.3	-60/000	0	1	1	1.82	OX
SE Sorowar					31	33	2	0.97	SU
					69	82	13	0.76	SU
				including	78	80	2	1.45	SU
					93	97	4	0.78	SU

SOROWAR PIT GOLD INTERCEPT REPORT

Hole ID	TIG North (m)	TIG East (m)	RL (m)	Dip/Azi°	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Oxidation
RC1597	210110.9	44217.4	208.9	-60/045	9	20	11	0.56	OX
Sorowar Inferred									
RC1598	209894.2	44254.3	189.6	-60/045	5	7	2	0.87	TR SU
Sorowar inferred					17	36	19	0.72	OX TR SU
				including	***32***	***34***	***2***	***1.25***	***OX TR***
					52	54	2	6.67	OX
				including	***52***	***53***	***1***	***12.2***	***OX***
					59	80	21	0.82	OX TR SU
				including	***71***	***75***	***4***	***1.15***	***OX***
RC1599	209899.0	44335.8	198.4	-60/045	14	19	5	2.17	OX
Sorowar inferred					38	40	2	0.89	OX
RC1700	209876.6	44348.2	193.7	-60/045	7	31	24	1.61	OX TR SU
Sorowar inferred									
RC1701	210058.7	44574.2	191.2	-60/045	***0***	***4***	***4***	***2.21***	***OX***
Sorowar Inferred									
RC1702	210069.3	44512.0	180.6	-60/045	2	21	19	7.59	OX
Sorowar Inferred				***Including***	***2***	***19***	***17***	***8.37***	***OX***
				and	***10***	***15***	***5***	***20.6***	***OX***
					27	31	4	0.67	OX,TR
					41	52	11	1.83	OX
					69	89	20	1.11	OX,TR,SU
RC1703	210297.6	44454.3	176.0	-60/00	28	29	1	6.75	OX
Sorowar Inferred					32	40	8	0.88	OX,TR
RC1704	210299.4	44455.2	176.0	-60/045	15	21	6	1.26	OX
Sorowar Inferred					25	34	9	1.34	OX TR
				including	***27***	***29***	***2***	***4.38***	***TR***
					41	50	9	1.11	OX TR
					60	64	4	1.42	OX
					70	80	10	2.64	OX
				including	***73***	***80***	***7***	***3.59***	***OX***
				and	***79***	***80***	***1***	***16.0***	***OX***
RC1705	210299.6	44455.8	175.8	-60/225	3	19	16	1.19	OX TR SU
Sorowar inferred				including	4	6	2	3.57	OX
RC1706	210161.9	44531.8	167.6	-60/045				NSA	
Sorowar Inferred									
RC1707	210276.6	44415.8	195.1	-60/045	33	41	7	0.64	OX,TR,SU
Sorowar Inferred					46	69	23	2.26	OX,TR
					92	100	8	4.78	OX,TR,SU
				Including	***93***	***99***	***6***	***6.13***	***OX,TR,SU***
RC1708	210416.3	44676.0	125.9	-60/225				NSA	
Sorowar Inferred									
RC1709	210418.5	44678.4	125.8	-60/000	0	3	3	1.08	OX
Sorowar Inferred					65	74	9	1.14	OX,TR,SU
RC1711	210119.0	44528.8	148.5	-60/045	29	32	3	3.82	OX
Sorowar Inferred				***Including***	***29***	***30***	***1***	***9.48***	***OX***

SOROWAR PIT GOLD INTERCEPT REPORT

Hole ID	TIG North (m)	TIG East (m)	RL (m)	Dip/Azi°	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Oxidation
RC1713	210466.1	44339.5	267.8	-60/045	0	15	15	1.13	OX
Sorowar Inferred					19	30	11	4.20	OX
				Including	***20***	***21***	***1***	***14.9***	***OX***
					41	58	17	4.12	OX
				Including	***52***	***53***	***1***	***12.2***	***OX***
				and	***55***	***56***	***1***	***10.1***	***OX***
RC1714	210440.2	44340.1	255.0	-60/045	33	44	11	1.30	OX
Sorowar Inferred				***Including***	***33***	***35***	***2***	***4.70***	***OX***
RC1715	210328.4	44113.1	242.4	-60/360	0	2	2	1.05	OX
Sorowar Inferred					8	11	3	1.17	OX
					28	50	22	1.78	OX
				Including	***29***	***31***	***2***	***4.04***	***OX***
				and	***36***	***49***	***13***	***2.14***	***OX***
RC1716	210330.7	44115.6	242.1	-60/360	24	49	25	1.88	OX
Sorowar Inferred				***Including***	***37***	***47***	***10***	***2.94***	***OX***
					96	100	4	1.73	OX,TR,SU

PIGIPUT SULPHIDE GOLD INTERCEPTS DRILLHOLE SDH011

Hole ID	TIG North	TIG East	RL (m)	Dip/Azi°	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Oxidation
SDH011	209280.8	44382.7	111.1	-60/180	29.00	34.50	5.50	0.60	TR,SU
Pigiput Sulphide					57.00	63.00	6.00	1.31	TR,SU
Total Core Loss				***Including***	***59.00***	***61.50***	***2.50***	***2.29***	***SU***
17.19m					72.00	76.00	4.00	0.60	OX,SU
	Core Loss	1.17m			83.30	179.00	95.70	1.79	OX,TR,SU
				Including	***110.00***	***115.00***	***5.00***	***3.17***	***SU***
				and	***118.00***	***129.00***	***11.00***	***2.99***	***SU***
				and	***134.10***	***142.00***	***7.90***	***8.57***	***TR,SU***
				Including	***134.10***	***137.00***	***2.90***	***19.3***	***TR,SU***
					182.00	187.50	5.50	0.67	OX,TR,SU
	Core Loss	2.3m			193.50	212.00	18.50	1.31	TR,SU

Assaying for gold by fire assay (50gm) with AAS finish

Simberi mineralization types are:

Ox = oxide material – extremely weathered (average cyanide recovery >90%)

Tr = transitional material – distinctly weathered (average cyanide leach recovery 50 – 90%)

Su = sulphide material – slightly weathered to fresh (average cyanide leach recovery <50%)

Intercept interval cut-off = 0.5 g/t Au

NSA = non significant assay ie <1m and <0.5g/t Au

Background

Allied Gold is a gold production company having commissioned its 100 percent owned Simberi Oxide Gold Project in February 2008. The project is situated on the northern most island of the Tabar Islands Group, located in the New Ireland Province of eastern Papua New Guinea some 60 kilometres north-west of the Lihir Gold Project, which hosts a plus 40 million ounce gold resource.


150°00'E
153°00'E
LIHIR GOLD MINE
Production 650,000oz pa
Resources 42Moz
SIMBERI GOLD MINE
Production 84,000oz pa
Resources 2.4Moz
2°00'S
Pacific Ocean
Tabar Group
Lihir Group
New Ireland
Tanga Group
Feni Islands
Bismarck Sea
N
New Britain
6°00'S
Solomon Sea
0
100km

Simberi contains measured, indicated and inferred mineral resources of approximately 2.4 million ounces of gold and proven and probable ore reserves of 674,000 ounces of gold.

Allied's strategy is to add to the gold inventory on Simberi Island. This will be achieved by defining additional oxide resources and conversion of these and known resources into reserves with a view to expanding annualised gold production from current levels of 84,000 ounces, and to generate and drill test gold and base metals targets identified on the nearby Tatau and Big Tabar islands. As at June 2008, exploration on Tatau and Big Tabar Islands is being undertaken by Barrick Gold as part of a JV arrangement with Allied.